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UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35353

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 21 2003 183

REPORT FOR THE PERIOD BEGINNING **January 1, 2002** (MM/DD/YY) AND ENDING **December 31, 2002** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Whittlinger Investment Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 South 5th Street, Suite 3175
(No. and Street)

Minneapolis	**MN**	**55402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Malcolm McDermid **(612) 376-1230**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schweitzer Karon & Bremer, LLC
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1700	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Margaret Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Whittlinget Investment Corporation as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Linda S Wilke

Notary Public

LINDA S. WILKE
NOTARY PUBLIC - MINNESOTA
My Comm. Expires Jan. 31, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHITTLINGER INVESTMENT CORPORATION

Financial Report

December 31, 2002

SCHWEITZER KARON & BREMER, LLC

CERTIFIED PUBLIC ACCOUNTANTS

AN INDEPENDENTLY OWNED AND OPERATED CPA FIRM

222 South Ninth Street, Suite 1700 • Minneapolis, MN 55402

Telephone 612-339-7811 • Fax 612-339-9845

CONTENTS

SCHWEITZER
KARON &
BREMER, LLC
CERTIFIED PUBLIC ACCOUNTANTS
AN INDEPENDENTLY OWNED AND OPERATED CPA FIRM

222 South Ninth Street, Suite 1700 • Minneapolis, MN 55402
Telephone 612-339-7811 • Fax 612-339-9845

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Whittlinger Investment Corporation
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Whittlinger Investment Corporation as of December 31, 2002 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Whittlinger Investment Corporation as of December 31, 2002, and the results of its operations, changes in stockholders' equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Schweitzer Karon & Bremer, LLC

SCHWEITZER KARON & BREMER, LLC
Certified Public Accountants
Minneapolis, Minnesota
February 3, 2003

WHITTLINGER INVESTMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION

December 31,	2002
ASSETS	
Cash	$ 8,479
Clearing deposit	10,000
Investment securities	73,323
Total assets	**$ 91,802**
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 2,028
Accrued income tax	740
Deferred tax liability	500
Total liabilities	**3,268**
COMMITMENTS AND CONTINGENCIES (Notes 5 and 7)	
STOCKHOLDER'S EQUITY:	
Common stock, par value $.01 per share; 1,000,000 shares authorized; 12,000 shares issued and outstanding	120
Additional paid-in capital	41,880
Retained earnings	46,534
Total stockholder's equity	**88,534**
Total liabilities and stockholder's equity	**$ 91,802**

See Notes to Financial Statements.

WHITTLINGER INVESTMENT CORPORATION
STATEMENT OF OPERATIONS

Year Ended December 31,	2002
Revenue:	
Commissions	$ 28,734
Investment income	1,812
Total revenue	30,546
Expenses:	
Management fee	5,000
Trading fees	21,903
Other	18
Total expenses	26,921
Income before income taxes	3,625
Provision for income taxes	840
Net income	$ 2,785

See Notes to Financial Statements.

WHITTLINGER INVESTMENT CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2002

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	**Total**
Balance, December 31, 2001	12,000	$ 120	$ 41,880	$ 43,749	**$ 85,749**
Net income				2,785	**2,785**
Balance, December 31, 2002	**12,000**	**$ 120**	**$ 41,880**	**$ 46,534**	**$ 88,534**

See Notes to Financial Statements.

WHITTLINGER INVESTMENT CORPORATION
STATEMENT OF CASH FLOWS

Year Ended December 31,	2002
CASH FLOWS FROM OPERATING ACTIVITIES:	
Commissions received	$ 6,831
Cash paid to vendors and employees	(7,049)
Income taxes paid	(5)
Interest and dividends received	326
Net cash provided by (used in) operating activities	103
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from sale of investments	(20,171)
Net cash provided by (used in) investing activities	(20,171)
Increase (decrease) in cash	(20,068)
Cash:	
Beginning	28,547
Ending	$ 8,479

RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:	
Net income (loss)	$ 2,785
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	
Unrealized (gain) loss	(459)
Reinvested dividends	(1,027)
Increase (decrease) in:	
Accounts payable	(2,031)
Accrued income taxes	735
Deferred tax liability	100
Net cash provided by (used in) operating activities	$ 103

See Notes to Financial Statements.

WHITTLINGER INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:

Whittlinger Investment Corporation (the Company) is a wholly owned subsidiary of Whittlinger Capital Management, Inc. (WCMI).

The Company acts as an introducing broker and dealer in securities primarily consisting of stocks, bonds and mutual funds. It clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customer accounts and maintains the records pertaining thereto. The Company's customers consist primarily of individuals located in the upper Midwest area. The Company's principal source of business is the execution of security trades as directed by WCMI for WCMI's managed accounts.

A summary of the Company's significant accounting policies follows:

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment securities:

Investment securities are carried at quoted market price and changes in market value are recognized currently as unrealized gains or losses.

Income recognition:

Security transactions and their related commission revenue are recognized for accounting purposes on the settlement date, generally three business days after trade execution date. The impact of unsettled transactions is not material.

Income taxes:

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for differences in deductible temporary differences and operating losses and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the dates of enactment.

Cash equivalents:

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Note 2. Investment Securities

Cost, fair value and aggregate unrealized gains and losses for investment securities at December 31, 2002 are summarized below:

	Fair Value	Cost	Unrealized Gains	Unrealized Losses
Money Market Fund	$ 49,312	$ 49,312	$ 0	$ 0
Equity Securities	20,710	18,490	2,220	0
Stock Subscription	3,300	3,300	0	0
	$ 73,322	$ 71,102	$ 2,220	$ 0

Investment income reflected on the statement of operations includes realized and unrealized gains and losses as follows:

	2002
Net realized gains (losses)	$ 0
Net unrealized gains (losses)	459
Total realized and unrealized gains and losses	**$ 459**

Note 3. Customer Transactions

The Company does not hold customer funds or securities and does not execute open market transactions for its customers. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule l5c3-3 based on Paragraph k(2)(ii) of the rule.

Note 4. Related Party Transactions

The Company shares office facilities with its parent company. A management fee of $5,000 was paid to cover rent and other operating expenses. The Company received $22,166 from its parent as reimbursement for the costs associated with the execution of its security transactions.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1.

At December 31, 2002, the Company had net capital and net capital requirements of $81,141 and $50,000, respectively. The Company's net capital ratio was .4 to 1.

Note 6. Income Tax Expense

The components of the income tax provision for the year ended December 31, 2002 are as follows:

		2002
Currently (refundable) payable:		
Federal	$	430
State		310
Deferred tax		100
Total income tax provision	$	840

The Company files a consolidated tax return with WCMI. Tax expense is allocated to each entity based on its income or loss as it compares to the consolidated income or loss.

Note 7. Financial Instruments

Off-balance-sheet credit risk:

In the normal course of business, the Company's activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

The Company's customer securities activities are transacted on a cash basis.

In accordance with industry practice, the Company records customer transactions on a settlement date basis, which is generally three business days after trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of their contracts in which case the Company may have to purchase or sell financial instruments at prevailing market prices. Settlement of these transactions is not expected to have a material effect upon the Company's statement of financial condition.

As a securities broker and dealer, the Company is engaged in various brokerage activities servicing primarily individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company.

SCHWEITZER
KARON &
BREMER, LLC
CERTIFIED PUBLIC ACCOUNTANTS
AN INDEPENDENTLY OWNED AND OPERATED CPA FIRM

222 South Ninth Street, Suite 1700 • Minneapolis, MN 55402
Telephone 612-339-7811 • Fax 612-339-9845

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY SCHEDULES

Board of Directors
Whittlinger Investment Corporation
Minneapolis, Minnesota

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information, as listed in the accompanying index, as required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schweitzer Karon & Bremer, LLC

SCHWEITZER KARON & BREMER, LLC
Certified Public Accountants
Minneapolis, Minnesota
February 3, 2003

Schedule I

WHITTLINGER INVESTMENT CORPORATION
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-I
December 31, 2002

Total stockholder's equity from the statement of financial condition	$ 88,534
Deductions:	
Non-allowable assets	(3,300)
Net capital before haircuts on securities positions	85,234
Haircuts on securities:	
Trading and investment securities	(4,093)
Net capital	$ 81,141
Aggregate indebtedness:	
Included in statement of financial condition:	
Accounts payable and accrued expenses	$ 3,268
Computation of basic net capital requirement:	
Minimum net capital required (the greater of $50,000 or 6-2/3% of aggregate indebtedness)	$ 50,000
Capital in excess of minimum requirement	$ 31,141
Ratio, aggregate indebtedness to net capital	4.0%

Schedule II

WHITTLINGER INVESTMENT CORPORATION

RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5

December 31, 2002

AGGREGATE INDEBTEDNESS

There were no material adjustments to the aggregate indebtedness calculation.

NET CAPITAL

		2002
Net capital as reported on Form X-17A-5	$	71,075
Clearing deposit treated as non-allowable asset amount covered by PAIB agreement		10,000
Miscellaneous – tax provision		66
Adjusted Net Capital	**$**	**81,141**

WHITTLINGER INVESTMENT CORPORATION

STATEMENT PURSUANT TO RULE 15c3-3

December 31, 2002

As more fully described in Note 3 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2)(ii) of the rule.

WHITTLINGER INVESTMENT CORPORATION

AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

December 31, 2002

SCHWEITZER
KARON &
BREMER, LLC
CERTIFIED PUBLIC ACCOUNTANTS
AN INDEPENDENTLY OWNED AND OPERATED CPA FIRM

222 South Ninth Street, Suite 1700 • Minneapolis, MN 55402
Telephone 612-339-7811 • Fax 612-339-9845

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Whittlinger Investment Corporation
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Whittlinger Investment Corporation for the year ended December 31, 2002, we considered the Company's internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Whittlinger Investment Corporation that we considered relevant to the objective stated in Rule 17a-5(g)(1) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(11) and (2) procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures on the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3 that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Schweitzer Karon & Bremer, LLC

SCHWEITZER KARON & BREMER, LLC
Certified Public Accountants
Minneapolis, Minnesota
February 3, 2003